United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
EXCERPT OF THE MINUTES OF THE
ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.
On November 24, 2011, at 9:30 am, Messrs. Ricardo José da Costa Flores — Chairman, José Ricardo Sasseron, Robson Rocha, Nelson Henrique Barbosa Filho, Renato da Cruz Gomes, Oscar Augusto de Camargo Filho, Paulo Soares de Souza and José Mauro Mettrau Carneiro da Cunha, and the alternates Messrs. João Moisés de Oliveira, Hajime Tonoki and Paulo Sergio Moreira da Fonseca, met, ordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, RJ, having unanimously deliberated about the following subject: “APPOINTMENT OF EXECUTIVE OFFICERS AND REALLOCATION OF ATTRIBUTIONS OF THE EXECUTIVE OFFICERS BOARD — ... . Upon the Chief Executive Officer nomination, pursuant to §1º of article 26 of Vale’s By-Laws, the Board of Directors resolved to appoint Messrs. Galib Abrahão Chaim, Brazilian, married, engineer, bearer of the identity card number 14365D issued by CREA/MG, enrolled at the Brazilian Taxpayer Registry (CPF/MF) under number 132.019.646-20; Humberto Ramos de Freitas, Brazilian, married, engineer, bearer of the identity card number M211063 issued by SSP/MG, enrolled at CPF/MF under number 222.938.256-04; and Gerd Peter Poppinga, Brazilian, married, geologist, bearer of the identity card number 04111521-3 issued by IFP/RJ enrolled at CPF/MF under number 604.856.637-91, all of them with business address at 26 Graça Aranha Avenue, 18º floor, at the City of Rio de Janeiro, RJ, as Executive Officers of Vale. The Board of Directors further resolved to reallocate the Executive Officers Board attributions, as follows: Mr. Murilo Pinto de Oliveira Ferreira, Chief Executive Officer; Mr. Eduardo de Salles Bartolomeo, Executive Officer responsible for Fertilizer and Coal Operations and Marketing; Mr. Galib Abrahão Chaim, Executive Officer responsible for Capital Projects; Mr. Humberto Ramos de Freitas, Executive Officer responsible for Logistics and Mineral Exploration; Mr. José Carlos Martins, Executive Officer responsible for Ferrous Minerals Operations and Marketing; Mr. Gerd Peter Poppinga, Executive Officer responsible for Basics Metals Operations and Marketing and IT; Mr. Tito Botelho Martins Junior, Executive Officer responsible for Finance, Procurement and Shared Services; and Ms. Vânia Lucia Chaves Somavilla, Executive Officer responsible for Human Resources, Health and Safety, Sustainability, Energy e Corporate Affairs. The new Executive Officers appointed herein, whose term shall last until May 25, 2013, have each declared that are free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976). Furthermore, pursuant to article 14, III of the By-laws, the Board of Directors resolved to assign the attributions of Investor Relations to Mr. Tito Botelho Martins Junior. Finally, the Board of Directors expressed its gratitude and appreciation to Messrs. Eduardo Jorge Ledsham, Guilherme Perboyre Cavalcanti and Mario Alves Barbosa Neto for their effort and relevant contribution to the company.”. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.”
Rio de Janeiro, November 24, 2011.
Clovis Torres
Secretary of the Board of Directors

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: November 24, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations